UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                VERITAS DGC INC.
                           -------------------------
                                (Name of Issuer)

                         Ordinary Shares, $.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    92343P107
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1996
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 92343P107                                           Page 2 of 15 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Capital L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Bermuda

                      7      Sole Voting Power
  Number of                         43,200
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           43,200
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    43,200

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .38%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 92343P107                                           Page 3 of 15 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Steven Gilbert(in his personal capacity and in his capacity as managing general partner of Soros Capital L.P.)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF; PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         60,105
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           60,105
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    60,105

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             0.53%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 92343P107                                           Page 4 of 15 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         983,930
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           983,930
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    983,930

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             8.77%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages


               This statement on Schedule 13D relates to the ordinary shares, par value $0.01 per share (the "Shares"), of Veritas DGC Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) voluntarily to report that, as a result of a merger (as more fully described herein, the "Merger") between Digicon Inc. ("Digicon") and Veritas Energy Services, Inc. ("Veritas"), the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer. For information relating to the securities of Digicon and ownership of such securities by the Reporting Persons, reference is made to the initial statement on Schedule 13D dated December 1, 1986 and all amendments thereto relating to the securities of Digicon, which were filed by, among others, the Reporting Persons.

Item 1.        Security and Issuer.

               This statement on Schedule 13D relates to the Shares of the Issuer. The address of the principal executive offices of the Issuer is 3701 Kirby Drive, Houston, Texas 77098.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the following persons (the "Reporting Persons"):

               (1) Soros Capital L.P., a Bermuda limited partnership ("Soros Capital");

               (2) Mr. Steven J. Gilbert, in his personal capacity and in his capacity as the managing general partner of Soros Capital ("Mr. Gilbert"); and

               (3) Mr. George Soros, in his capacity as sole proprietor of Soros Fund Management ("Mr. Soros").

Soros Capital and Mr. Gilbert
- -----------------------------

               Soros Capital is a Bermuda limited partnership principally engaged in direct and indirect investments in buy-out transactions and restructuring, venture capital, mezzanine finance and strategic and special situations investments. Its principal office is located at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda. Mr. Gilbert is the managing general partner and Soros Capital (Bermuda) Ltd. is the resident general partner of Soros Capital. Quantum Industrial Partners LDC, a Cayman Islands limited duration company, is the sole limited partner of Soros Capital.

               Soros Capital (Bermuda) Ltd. is a Bermuda exempted company, whose sole purpose is to act as resident general partner of Soros Capital. The principal office of Soros Capital (Bermuda) Ltd. is at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda.

               The principal occupation of Mr. Gilbert, a United States citizen, is as an investment manager, a function which is carried out in his capacity as the managing general partner of Soros Capital. Mr. Gilbert is a Managing Director of Commonwealth Capital Partners, a private equity investment fund. Mr. Gilbert also serves as a director of the Issuer. Mr. Gilbert's business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                              Page 6 of 15 Pages

Mr. Soros
- ---------

               Mr. Soros is the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). The Shares reported herein of which Mr. Soros may be deemed to be the beneficial owner are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Quantum Partners has granted investment discretion to SFM pursuant to an investment advisory contract.

               SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Partners. Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM's contracts with SFM Clients generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

               Pursuant to regulations promulgated under Section 13(d) of the Act, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise voting and dispositive power with respect to such securities.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The Shares reported as acquired herein were acquired pursuant to the transactions described in Item 4 below, and such disclosure is incorporated herein by reference in response to this Item 3.

               The Shares held for the account of Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 7 of 15 Pages



Item 4.        Purpose of Transaction.

               Prior to the consummation of the Merger, Digicon's Board of Directors approved and recommended to its shareholders a plan of recapitalization (the "Plan of Recapitalization"), which was subsequently approved by the requisite vote of the shareholders of Digicon. Pursuant to the Plan of Recapitalization, Digicon's Certificate of Incorporation was amended, among other things, (i) to reclassify outstanding shares of common stock of Digicon (the "Old Common Stock") as the Shares, a series of ordinary shares having the same rights and privileges as the Old Common Stock, and (ii) to change Digicon's name to "Veritas DGC Inc." In addition, pursuant to the Plan of Recapitalization, warrants to purchase the Old Common Stock were converted into warrants to purchase the Shares. Accordingly, those persons who may have been deemed to be the beneficial owners of the Old Common Stock may now be deemed, as a result of the Plan of Recapitalization, beneficial owners of the Shares.

               Pursuant to the terms of the Merger, each share of Veritas common stock was exchanged for 0.8 of a share of a new class of exchangeable shares of Veritas, which resulted in the issuance of approximately 7.0 million exchangeable shares, with each exchangeable share representing beneficial ownership of one Share. Holders of the exchangeable shares are entitled, at any time following August 30, 1996, the effective date of the Merger, until the 18th anniversary thereof (unless extended by the Veritas Board of Directors to a date not later than 25 years from the effective date of the Merger), to require Veritas to exchange such exchangeable shares by delivering an equivalent number of Shares. Digicon and Veritas have entered into certain ancillary agreements to ensure that holders of exchangeable shares will have voting, dividend and a liquidation rights equivalent to those of holders of the Shares.

               All of the Shares reported herein as having been acquired for the accounts of Mr. Gilbert, Soros Capital or Quantum Partners were acquired for investment purposes. Other than as set forth herein, neither the Reporting Persons, nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients and Soros Capital, market conditions or other factors.


Item 5.        Interest in Securities of the Issuer.

               (a) (i) The aggregate number of Shares of which Soros Capital may be deemed the beneficial owner is 43,200 Shares (approximately 0.38% of the total number of Shares outstanding assuming the exercise of warrants of the Issuer held for its account and assuming that the number of outstanding shares of Digicon equals the number of outstanding Shares), which Shares will be issuable upon the exercise of warrants held for the account of Soros Capital.

               (ii) The aggregate number of Shares of which Mr. Gilbert may be deemed the beneficial owner is 60,105 Shares (approximately 0.53% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Soros Capital and options held for Mr. Gilbert's personal account and assuming that the number of outstanding shares of Digicon equals the number of outstanding Shares), which number consists of: (i) 43,200 Shares issuable upon exercise of warrants held for the account of Soros Capital, (ii) 13,332 Shares issuable upon exercise of options held for the Mr. Gilbert's personal account, and (iii) 3,573 Shares held for Mr. Gilbert's personal account.

                                                              Page 8 of 15 Pages

               The filing of this statement on a joint basis by Soros Capital and Mr. Gilbert shall not be construed as an admission that either is the beneficial owner of any Shares not held for its own account.

               (iii) The aggregate number of Shares of which Mr. Soros may be deemed to be the beneficial owner are the 983,930 Shares held for the account of Quantum Partners (approximately 8.77% of the total number of Shares outstanding assuming that the number of outstanding shares of Digicon equals the number of outstanding Shares).

               (b) (i) By virtue of his position as the managing general partner of Soros Capital, Mr. Gilbert may be deemed to have the sole power to direct the disposition and voting of the Shares held for the account of Soros Capital.

               (ii) Mr. Gilbert has the sole power to dispose of and vote the Shares held for his personal account.

               (iii) Pursuant to the contract between SFM and Quantum Partners, Mr. Soros, in his capacity as the sole proprietor of SFM, may be deemed to have the sole power to direct the disposition and voting of Shares held for the account of Quantum Partners.

               (c) Except as described in Item 4 hereof, which is incorporated by reference in response to this Item 5(c), there have been no transactions in the Shares effected by any of the Reporting Persons since July 13, 1996 (the 60 days prior to the date hereof).

               (d) (i) The partners of Soros Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Soros Capital.

               (ii) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Quantum Partners.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.


               Mr. Gilbert previously reached an understanding with Quantum Partners pursuant to which Mr. Gilbert was to furnish investment advice to Quantum Partners regarding its investment in Digicon. It was contemplated that Mr. Gilbert would share in any profits and losses on the Old Common Stock held for the account of Quantum Partners from 1991 and thereafter. This understanding will continue with respect to such Shares reported herein as being held for Quantum Partners' account.

               From time to time, the Reporting Persons, Quantum Partners and/or Soros Capital may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the

                                                              Page 9 of 15 Pages

securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, Quantum Partners, other SFM Clients and/or Soros Capital may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               (a) Joint Filing Agreement, dated as of September 12, 1996 by and between Soros Capital L.P., Mr. Steven J. Gilbert and Mr. George Soros.

               (b) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

               (c) Power of Attorney dated June 7, 1996 granted by Mr. Steven J. Gilbert in favor of Mr. Richard W. Gaenzle.

                                                             Page 10 of 15 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 12, 1996                   SOROS CAPITAL L.P.


                                            By:    Steven J. Gilbert
                                                   Managing General Partner


                                                 By: /S/ RICHARD W. GAENZLE
                                                     -----------------------
                                                     Richard W. Gaenzle
                                                     Attorney-in-Fact


Date:  September 12, 1996                   STEVEN J. GILBERT


                                            By:  /S/ RICHARD W. GAENZLE
                                                 --------------------------
                                                 Richard W. Gaenzle
                                                 Attorney-in-Fact



Date:  September 12, 1996                   GEORGE SOROS


                                            By:  /S/ SEAN C. WARREN
                                                 --------------------------
                                                 Sean C. Warren
                                                 Attorney-in-Fact

                                                             Page 11 of 15 Pages

                                     ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                             Walter Burlock
                             Stanley Druckenmiller
                             Jeffrey L. Feinberg
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             David N. Kowitz
                             Elizabeth Larson
                             Alexander C. McAree
                             Paul McNulty
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Filiberto H. Verticelli
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 12 of 15 Pages


                                INDEX OF EXHIBITS



EXHIBIT                                                                  PAGE

A           Joint Filing Agreement,  dated as of September 12, 1996
            by and between Soros Capital L.P., Mr. Steven J. Gilbert
            and Mr. George Soros.                                         13

B           Power of Attorney  dated April 16, 1996 granted by Mr.
            George Soros in favor of Mr. Sean C. Warren.                  14

C           Power of Attorney  dated June 7, 1996 granted by Mr.
            Steven J. Gilbert in favor of Mr. Richard W. Gaenzle.         15